UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MannKind Corporation

(Name of Issuer)

Common Stock, $0.1 par value per share

(Title of Class of Securities)

56400P 20 1

(CUSIP Number)

12/31/04

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 10 pages

13G
CUSIP No. 56400P 20 1			Page 2 of 10 Pages

1.	Name of Reporting Person: ALFRED E. MANN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 16,035,522 (1)

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 16,035,522 (1)

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,035,522

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 48.9%

12.	Type of Reporting Person: IN

(1) Includes 162,396 shares issuable to Alfred E. Mann upon exercise of options to purchase common stock within 60 days of December 31, 2004.

Page 2 of 10 pages

13G
CUSIP No. 56400P 20 1			Page 3 of 10 Pages

1.	Name of Reporting Person: ALFRED E. MANN LIVING TRUST		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 11,035,635

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 11,035,635

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,035,635

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 33.7%

12.	Type of Reporting Person: OO

Page 3 of 10 pages

13G
CUSIP No. 56400P 20 1			Page 4 of 10 Pages

1.	Name of Reporting Person: BIOMED PARTNERS, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,420,496

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 2,420,496

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,420,496

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.4%

12.	Type of Reporting Person: OO

Page 4 of 10 pages

13G
CUSIP No. 56400P 20 1			Page 5 of 10 Pages

1.	Name of Reporting Person: BIOMED PARTNERS II, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,406,027

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 2,406,027

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,406,027

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.2%

12.	Type of Reporting Person: OO

Page 5 of 10 pages

13G
CUSIP No. 56400P 20 1			Page 6 of 10 Pages

1.	Name of Reporting Person: MANNCO LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 10,968

		6.	Shared Voting Power:

		7.	Sole Dispositive Power: 10,968

		8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,968

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.03%

12.	Type of Reporting Person: OO

Page 6 of 10 pages

Item 1(a).	Name of Issuer:

MannKind Corporation, a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

28903 North Avenue Paine
Valencia, CA 913551

Item 2(a).	Name of Person Filing:

Alfred E. Mann
Alfred E. Mann Living Trust
Biomed Partners, LLC
Biomed Partners II, LLC
Mannco LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

28903 North Avenue Paine
Valencia, CA 913551

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

56400P 20 1

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

16,035,522 shares, including (i) 162,396 shares issuable to Reporting Person upon exercise of options to purchase Common Stock within 60 days of 12/31/04, (ii) 11,035,635 shares held in the Alfred E. Mann Living Trust, (iii) 2,420,496 shares held by Biomed Partners, LLC, of which the Reporting Person has voting and dispositive power, (iv) 2,406,027 shares held by Biomed Partners II, LLC, of which the Reporting Person has voting and dispositive power, and (v) 10,968 shares held by Mannco LLC, of which the Reporting Person has voting and dispositive power.

(b)	Percent of Class: 48.9%

Page 7 of 10 pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 16,035,522

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 16,035,522

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable

Exhibit A: Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2005

ALFRED E. MANN LIVING TRUST

By:	/s/ ALFRED E. MANN	By:	/s/ ALFRED E. MANN

	Alfred E. Mann		Alfred E. Mann, Trustee

Page 8 of 10 pages

BIOMED PARTNERS, LLC		BIOMED PARTNERS II, LLC

By:	/s/ ALFRED E. MANN	By:	/s/ ALFRED E. MANN

	Alfred E. Mann, Authorized Signatory		Alfred E. Mann, Authorized Signatory

MANNCO, LLC

By:	/s/ ALFRED E. MANN

Alfred E. Mann, Authorized Signatory

Page 9 of 10 pages